

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

September 30, 2010

Xin Qiu
Chief Executive Officer
Heli Electronics Corp.
No. 50 Fengxiang South Road,
Jinaggao Town, Baiyun District
Guangzhou, Guangdong Province
P.R. China

> **Re:**   **Heli Electronics Corp.**
> **Form 8-K filed September 16, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **File No. 000-53692**

Dear Mr Qiu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed September 16, 2010

Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies
n. Recently issued accounting pronouncements, page F-9

1. We note from your disclosure that you adopted the standard, which established the accounting for and reporting of noncontrolling interest as prescribed by FASB ASC 810-10-65-1. Also, we note from your disclosure that as a result, upon adoption, you made certain adjustments to your balance sheet and your income statement to comply with this standard. Based on the above, it appears that you have noncontrolling interest, which is required to be presented in accordance with FASB ASC 810-10-65-1 and 810-10-50-1A through 50-1B. Based on your financial statements presentation, it is unclear how you have complied with the aforementioned standard. In this regard, please provide us with the disclosures as outlined in FASB ASC 810-10-65-1 and 810-10-50-1A through 50-1B for the financial statements periods presented in your 8-K filed on September 16, 2010 and for the financial statements periods presented in your Form 10-Q for the quarterly period ended June 30, 2010.

Form 10-Q for the quarterly period ended June 30, 2010

Results of Operations, pages 11 and 12

2. We note that your revenues for the three and six months periods ended June 30, 2010 increased significantly from corresponding revenues in the same periods last year. In light of the significant increase in revenues, please provide us with a detail explanation that quantifies, and describes the underlying nature of each factor that caused the significant changes in revenue between the three and six months period ended June 30, 2010 and the corresponding prior interim period presented. For example, please quantify each material factor, i.e. such as price changes and / or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from period to period, and disclose the nature of or reason for each factor causing the aggregate change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief